Exhibit 12.2

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges

(millions of dollars)

	Nine Months	Twelve Months
	Ended September 30,	Ended September 30,	Years Ended December 31,
	2017	2017	2016	2015	2014	2013	2012
Earnings, as defined:
Income from continuing operations before income tax expense	$1,797	$2,059	$1,945	$1,746	$1,406	$1,797	$1,703
Fixed charges included in income	400	526	495	474	438	401	418
Total earnings, as defined	$2,197	$2,585	$2,440	$2,220	$1,844	$2,198	$2,121

Fixed charges, as defined:
Interest charges	$386	$508	$478	$457	$425	$388	$404
Rental interest factor	14	18	17	17	13	13	14
Fixed charges included in income	400	526	495	474	438	401	418
Capitalized interest	1	1	—	—	—	—	—
Total fixed charges, as defined	$401	$527	$495	$474	$438	$401	$418

Ratio of Earnings to Fixed Charges	5.48	4.91	4.93	4.68	4.21	5.48	5.07